As filed with the Securities and Exchange Commission on June 6, 2005.
                                                     Registration No. 333-125096
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    FORM S-2*
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              ---------------------

                       Protein Polymer Technologies, Inc.
             (Exact name of registrant as specified in its charter)

                   Delaware                                   33-0311631
         (State or other jurisdiction                        (IRS Employer
      of incorporation or organization)                   Identification Number)

     10655 Sorrento Valley Road, San Diego, California 92121 (858) 558-6064 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        J. Thomas Parmeter                              Copies to:
             Chairman                           Robert A. Miller, Jr., Esq.
Protein Polymer Technologies, Inc.         Paul, Hastings, Janofsky & Walker LLP
    10655 Sorrento Valley Road                    515 South Flower Street
    San Diego, California 92121             Los Angeles, California 90071-2371
          (858) 558-6064                              (213) 683-6000
(Name, address, including zip code,
  and telephone number, including
  area code, of agent for service)

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933, check the following box.............................................|X|
      If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of
this Form, check the following box...........................................|X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                 |_| ..............
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                        |_| ..............
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                        |_| ..............
      If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box......................................................|_|


                                                   CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                          Amount to be       Proposed Maximum        Proposed Maximum
      Title of Each Class of              Registered          Offering Price        Aggregate Offering           Amount of
    Securities to be Registered             (1)(2)(5)          Per Unit (3)              Price (3)           Registration Fee(3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share    40,350,025            $0.70                 $28,245,017.50             $3,324.44
====================================================================================================================================

   (1) Represents the following: (A) 23,556,224 shares of common stock issued pursuant to our common stock financing in April 2005; (B) 11,778,108 shares of common stock issuable upon exercise of warrants issued in connection with our common stock financing; (C) 751,087 shares of common stock issuable upon exercise of warrants issued in connection with selling efforts in connection with our common stock financing; (D) 2,000,000 shares of common stock issuable upon the exercise of a warrant issued in April to our Chief Executive Officer;
(E) 885,303 shares of common stock issuable upon the exercise of warrants issued in January 2005; (F) 524,000 shares of common stock issuable upon the exercise of warrants issued in July, August, September and December 2004 and January and February 2005 in connection with loans to us in the aggregate principal amount of $1,310,000; and (G) 855,303 shares of common stock issuable upon the exercise of warrants issued in March 2004.

   (2) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the Selling Securityholders to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

   (3) Estimated based on average of the bid and asked prices of our common stock as reported on the NASD Bulletin Board on May 17, 2005 pursuant to Rule 457(c) promulgated under the Securities Act.

   (4) Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement also relates to (a) an additional 5,065,000 shares previously registered on Registration Statement Number 333-108923, as to which a registration fee in the amount of $176.20 has already been paid; (b) an additional 8,586,079 shares previously registered on Registration Statement Number 333-105656, as to which a registration fee in the amount of $423.71 has already been paid; (c) an additional 3,964,060 shares previously registered on Registration Statement Number 333-84766, as to which a registration fee in the amount of $335.52 has already been paid; (d) an additional 1,924,756 shares previously registered on Registration Statement Number 333-73906, as to which a registration fee in the amount of $265.00 has already been paid; (e) an additional 12,640,000 shares previously registered on Registration Statement Number 333-37676, as to which a registration fee in the amount of $2,919.84 has already been paid; and (f) an additional 2,492,000 shares previously registered on Registration Statement Number 333-63468, as to which a registration fee in the amount of $499.00 has already been paid. However, 12,277,868 shares previously registered under these registration statements have been sold and are not covered by this registration statement and an additional 5,860,241 shares are being deregistered hereby at the request of certain securityholders whose shares are eligible for sale under Rule 144(k) of the Securities Act.

   (5) The number of shares registered on the initial filing was incorrectly stated as 40,350,000 instead of 40,350,025; however, all other calculations in the table were correct, including the filing fee, on the basis of 40,350,025 shares registered.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

   * Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement also includes: (a) 5,065,000 shares previously registered on Registration Statement Number 333-108923; (b) 8,586,079 shares previously registered on Registration Statement Number 333-105656; (c) 3,964,060 shares previously registered on Registration Statement Number 333-84766; (d) 1,924,756 shares previously registered on Registration Statement Number 333-73906; (e) 12,640,000 shares previously registered on Registration Statement Number 333-37676; and (f) 2,492,000 shares previously registered on Registration Statement Number 333-63468. However, 12,277,868 shares previously registered under these registration statements have been sold and are not covered by this registration statement and an additional 5,860,241 shares are being deregistered hereby at the request of certain securityholders whose shares are eligible for sale under Rule 144(k) of the Securities Act.

Item 16. Exhibits.

Exhibit No.           Description
-----------           -----------

5.1* Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of securities being registered.

13.1*** Annual Report on Form 10-KSB for the year ended December 31, 2004, as amended by Form 10-KSB/A filed on May 18, 2005.

13.2***               Quarterly Report on Form 10-QSB for the quarter ended
                      March 31, 2005.

23.1**                Consent of Peterson & Co., LLP, independent auditors.

23.3*                 Consent of counsel (included in Exhibit 5.1).

24.1**                Power of Attorney (included in signature page).

--------------
* Filed herewith.
** Included with original filing.
*** Previously filed with the SEC and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 6, 2005.


                                   PROTEIN POLYMER TECHNOLOGIES, INC.,

                                   a Delaware corporation

                                   By: /s/ J. Thomas Parmeter
                                       -----------------------------------------
                                       J. Thomas Parmeter, Chairman of the Board



         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                   Title                                              Date
---------                                   -----                                              ----

/s/ J. Thomas Parmeter                     Chairman of the Board                               June 6, 2005
------------------------------             (Executive Officer)
J. Thomas Parmeter


           *                               Chief Executive Officer and Director                June 6, 2005
------------------------------             (Principal Executive Officer)
William N. Plamondon III

           *                               Director of Finance, Controller and Corporate       June 6, 2005
------------------------------             Secretary
Janis Y. Neves                             (Principal Financial and Accounting Officer)

           *                               President, Chief Operating Officer and Director     June 6, 2005
------------------------------
Donald S. Kaplan

           *                               Director                                            June 6, 2005
------------------------------
Edward G. Cape

           *                               Director                                            June 6, 2005
------------------------------
Kerry L. Kuhn

           *                               Director                                            June 6, 2005
------------------------------
Steven M. Lamon

           *                               Director                                            June 6, 2005
------------------------------
Steve Peltzman

           *                               Director                                            June 6, 2005
------------------------------
James B. McCarthy

* By /s/ J. Thomas Parmeter
     -------------------------
     J. Thomas Parmeter,
     Attorney-in-Fact


                                  EXHIBIT INDEX




Exhibit No.           Description
-----------           -----------

5.1* Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of securities being registered.

23.1**                Consent of Peterson & Co., LLP, independent auditors.

23.3*                 Consent of counsel (included in Exhibit 5.1).

24.1**                Power of Attorney (included in signature page).

--------------
* Filed herewith.
** Included with original filing.